RALLY

Bill of Sale

As of February 19, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and R & R Auction of Massachusetts, LLC (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#GWLOTTO
Description:	1768 George Washington Mountain Road Lottery Ticket with Signature
Total Acquisition Cost:	$ 25,712.50
Consideration: Cash (%) Equity (%) Total	$ 25,712.50(100%) $ 0 (0%) $ 25,712.50(100%)